EXHIBIT 3.6

EARLY WARNING REPORT UNDER

Section 101 of the Securities Act (Ontario)
and similar provisions of other applicable securities legislation

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)	the name and address of the offeror:

Vedanta Resources plc (“Vedanta”)
16 Berkeley Street
London, U.K.
W1J 8DZ

Twin Star International Limited (“TSI”)
10 Frère Felix de Valois Street
Port Louis, Mauritius

(b)
the designation and number or principal amount of securities and the offerors’ securityholding percentage in the class of securities of which the offerors acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On August 25, 2006, TSI, an indirect wholly-owned subsidiary of Vedanta, made an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Sterlite Gold Ltd. (“Sterlite Gold”) not already owned by the Offeror and its affiliates (excluding Common Shares held by shareholders in the United States) on the basis of C$0.258 in cash for each Common Share.

On September 30, 2006, TSI took up 68,415,167 Common Shares validly deposited under the Offer and not validly withdrawn at that time (the “Take-Up”), representing approximately 25.8% of the issued and outstanding Common Shares (on a fully-diluted basis). As a result of the Take-Up, TSI became the holder of and TSI and Vedanta acquired ownership and control or direction over such Common Shares. Under applicable securities laws, TSI is required to pay for the Common Shares taken up by no later than October 4, 2006.

Attached as Schedule “A” is a copy of the press release dated October 2, 2006 announcing, among other things, the Take-Up.

(c)
the designation and number or principal amount of securities and the offerors’ securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Effective August 23, 2006, pursuant to a share purchase agreement (the “SPA”) dated June 12, 2006 among Vedanta, Volcan Investments Limited and Welter Trading Limited (“Welter”), Vedanta acquired, through its wholly-owned subsidiary Welter, the entire issued share capital of TSI, the holder of 146,039,658 Common Shares representing approximately 55% of the Common Shares (the “TSI Acquisition”).

Immediately after the Take-Up, together with the Common Shares acquired in the TSI Acquisition, TSI and Vedanta had ownership and control or direction over 214,454,825 Common Shares, representing approximately 80.8% of the issued and outstanding Common Shares (on a fully-diluted basis).

(d)
the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offerors, either alone or together with any joint actors, have ownership and control, (ii) the offerors, either alone or together with any joint actors, have ownership but control is held by other persons or companies other than the offerors or any joint actor, and (iii) the offerors, either alone or together with any joint actors, have exclusive or shared control but do not have ownership:

As of September 30, 2006, TSI and Vedanta had ownership and control or direction over 214,454,825 Common Shares, representing approximately 80.8% of the issued and outstanding Common Shares (on a fully-diluted basis).

(e)	the name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable.

(f)
the purpose of the offerors and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Take-Up is to enable Vedanta, through its wholly-owned subsidiary TSI, to acquire additional Common Shares.

On June 13, 2006, Vedanta announced its intention to make, through its wholly-owned subsidiary TSI, a full cash offer for Sterlite Gold for a total consideration of C$68.45 million, representing a price of C$0.258 per Common Share. As part of this transaction, Vedanta entered into the SPA on June 12, 2006 and, through its wholly-owned subsidiary Welter, completed the TSI Acquisition on August 23, 2006. Also as part of this transaction, Vedanta made the Offer on August 25,

2006, through its wholly-owned subsidiary TSI, for all of the outstanding Common Shares not already owned by TSI and its affiliates (excluding Common Shares held by shareholders in the United States).

The Take-Up represents the initial take-up of Common Shares deposited to the Offer. On September 30, 2006, by notice to the depositary for the Offer, TSI extended the Offer in order to, among other things, allow time for the remaining Sterlite Gold shareholders to deposit their Common Shares to the Offer and to allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit the Offer to be extended to Sterlite Gold shareholders in the United States. The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on October 31, 2006. Subject to applicable securities laws, any Common Shares validly deposited to the Offer (and not validly withdrawn) subsequent to the date of the Take-Up must be taken up and paid for by TSI within ten days of the deposit of such Common Shares. Vedanta, through TSI, may acquire the remaining Common Shares not deposited to the Offer by compulsory acquisition or other subsequent acquisition transaction.

(g)
the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offerors, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Share Purchase Agreement

On August 23, 2006, in accordance with the terms of the SPA, Vedanta, through its wholly-owned subsidiary Welter, acquired the entire issued share capital of TSI, the holder of 146,039,658 Common Shares representing approximately 55% of Sterlite Gold’s issued and outstanding Common Shares, for consideration of C$37,680,000 in cash, representing an imputed price of C$0.258 per underlying common share. The SPA contains, among other things, a number of customary representations, warranties and indemnities.

Support Agreement

On June 12, 2006, Vedanta and Sterlite Gold entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, Vedanta agreed to make an offer to all Sterlite Gold shareholders in Canada and such other jurisdictions as the Offeror determined to purchase the outstanding Common Shares not already owned by it and its affiliates, on the terms and subject to the conditions set forth in the Support Agreement.

The Support Agreement contains, among other things, covenants of Vedanta relating to the making of the Offer, covenants of Sterlite Gold relating to steps to be taken to support the Offer, covenants of Sterlite Gold relating to the conduct of

Sterlite Gold’s business pending the completion of the Offer, covenants of Sterlite Gold not to solicit any Acquisition Proposals (as defined therein), representations of Sterlite Gold and Vedanta and provisions relating to the payment of a fee to Vedanta in certain circumstances related to the termination of the Support Agreement and the Offer. Pursuant to the Support Agreement, Vedanta is permitted to assign all or any part of its rights and/or obligations under the Support Agreement to a wholly-owned subsidiary, provided that Vedanta remains jointly and severally liable with the assignee for any obligations under the Support Agreement. Vedanta has assigned all of its rights and obligations under the Support Agreement to TSI.

A copy of the Support Agreement was filed on SEDAR in the English language as Schedule B to Sterlite Gold’s Form 51-102F3 Material Change Report dated as at June 13, 2006, which is available at www.sedar.com under the profile for Sterlite Gold Ltd. A summary of the Support Agreement is contained in the Offer to Purchase and Circular dated August 25, 2006, which is also available at www.sedar.com under the profile for Sterlite Gold Ltd.

(h)	the names of any joint actors in connection with the disclosure required by this form:

None.

(i)
in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

On September 30, 2006, Vedanta, through TSI, took up 68,415,167 Common Shares on the basis of $0.258 in cash per Common Share. Under applicable securities laws, such Common Shares must be paid for no later than October 4, 2006.

(j)
if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in respect of the reporting issuer’s securities:

Not applicable.

* * * * *

DATED the 3rd day of October, 2006.

VEDANTA RESOURCES PLC

/s/Ajay Paliwal
Name: Ajay Paliwal
Title:  Deputy Chief Financial Officer

TWIN STAR INTERNATIONAL LIMITED

/s/H.N. Maskara
Name: H.N. Maskara
Title:  Director

Schedule “A”
Press Release

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

2 October 2006

VEDANTA RESOURCES PLC ANNOUNCES
SUCCESSFUL ACQUISITION OF STERLITE GOLD LTD.
AND EXTENSION OF OFFER

Vedanta Resources plc (“Vedanta”) announced today that it has been successful in its bid to acquire Sterlite Gold Ltd. (TSX: SGD) (“Sterlite Gold”) under its offer (the “Offer”) dated August 25, 2006, made through Twin Star International Limited (“TSI”), an indirect wholly-owned subsidiary of Vedanta, for all of the outstanding common shares of Sterlite Gold not already owned by TSI and its affiliates, excluding those common shares held by U.S. shareholders, on the basis of C$0.258 in cash per common share. As of September 30, 2006, a total of 68,415,167 common shares of Sterlite Gold were deposited under the Offer, representing approximately 25.8% of the outstanding common shares of Sterlite Gold (on a fully-diluted basis).

All of the conditions to the Offer have been satisfied or waived and TSI has taken up all of the Sterlite Gold common shares validly deposited under the Offer and not validly withdrawn. Payment for such common shares will be made on or before October 4, 2006. After giving effect to the take up of common shares by TSI under the Offer and together with the common shares already owned by TSI, Vedanta holds, through TSI, a total of 214,454,825 common shares of Sterlite Gold, representing approximately 80.8% of the outstanding common shares of Sterlite Gold (on a fully-diluted basis).

Vedanta is extending its Offer to allow time for the remaining Sterlite Gold shareholders to tender their common shares to the Offer and to allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit Vedanta to extend the Offer to Sterlite Gold shareholders in the United States. The Offer will now expire at 5:00 p.m. (Toronto time) on October 31, 2006, unless further extended. A notice of extension will promptly be mailed to those Sterlite Gold shareholders to whom the Offer to Purchase and Circular was originally sent. Subject to applicable securities laws, any common shares subsequently validly deposited to the Offer must be taken up and paid for by TSI within ten days of the deposit of such common shares. Vedanta, through TSI, may acquire the remaining Sterlite Gold common shares not deposited to the Offer by compulsory acquisition or other subsequent acquisition transaction.

Sterlite Gold shareholders are advised to read the Notice of Extension, the Offer to Purchase and Circular, the Directors’ Circular and related documents, filed with the Canadian securities regulatory authorities, as they contain important information. Shareholders may obtain a copy of the materials at SEDAR from www.sedar.com.

Further information regarding Vedanta Resources plc or Twin Star International Limited can be obtained by contacting:

Sumanth Cidambi Associate Director - Investor Relations Vedanta Resources plc	sumanth.cidambi@vedanta.co.in Tel: +44 20 7659 4732 / +91 22 6646 1531
Faeth Birch Robin Walker Finsbury	Tel: +44 20 7251 3801

About Vedanta Resources plc
Vedanta Resources plc is a FTSE 100 diversified metals and mining group. Its principal operations are located throughout India, with further operations in Zambia and Australia. The major metals produced are aluminium, copper, zinc and lead. For further information, please visit www.vedantaresources.com.

Disclaimer
The Offer is not being, and will not be, made in any jurisdiction where not permitted by law. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be, any sale of securities in any jurisdiction in which the Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” This information is based upon certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including that the Offer will be made to United States shareholders. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, our financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. This list is not exhaustive of the factors that may affect any of our forward-looking statements contained in this release. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update our forward-looking statements.